Alexander from L5 Automation Inc

L5 Update 23.18: WeFunder Campaign, Out in the Field, Getting our Story Out

Highlights

- WeFunder Campaign - Private Launch
- Out in the Field - Moving Leaves
- Getting our Story Out - L'Attitude & FIRA
- Next Steps - Foliage manipulation through end of year

WeFunder Campaign


Robotic Automation to Enable a World of Plenty

We have officially launched our WeFunder Campaign! The objective of this launch is to enable as many people as possible to win when we win. If you are receiving this email, we would LOVE you to participate. Officially, we are in 'private launch' mode, with official public launch Monday. Please feel free to share privately with your networks now, and publicly starting Monday. Overall, we are very happy with how it came together. In particular, the video as given to us by 3Lopez! Please check it out! https://wefunder.com/l5.automation.

Out in the Field / Working the NSF Grant

We continue to make regular, steady progress out in the field. The main focus since the last newsletter has been to build out infrastructure to allow us to do a better job of 'clearing' the bed. In this vein, we have been collecting data from "Foliage Pushes" to understand exactly how best to move the leaves around to expose the underlying fruit. Below is an example push:


Foliage Push

The team has been hard at work iterating our paddle arm, and more importantly getting the data/information we need as we work on our NSF Grant work. There are lots of details and work here I am *not* showing, since we may be looking to patent some of the 'back end work', and don't want to risk inadvertent public disclosure.

Getting our Story Out/Pitch Competitions - L'Attitude and FIRA


L'ATTITUDE
VENTURES
MATCH-UP
2023



We are honored and pleased to have been selected for two pitch competitions since our last update. The first was FIRA, where Dan pitched on my behalf in front of Agricultural professionals and Technologists. The second was at L'Attitude as part of Match-up in Miami, where I pitched to a group of investors as part of L'Attitude Ventures annual competition. In both cases, we were

very well received, and we have been working through leads and opportunities we have generated from both!

Next Steps

Through February, we are very focused on the foliage manipulation aspect of our NSF grant. We have been making great progress here and hope to have interesting initial results sooner than later.

Separately, our goal through the end of this year is to show, for our current robot configuration, full visibility of the bed. This is a necessary pre-requisite to us being able to 'harvest' anywhere on the bed next season.

That's it for now, looking forward to talking with many of you 'one on one'.

Sincerely,

Alex Gutierrez
Founder and CEO
L5 Automation Inc

Posted by **Alexander Gutierrez** • 10/30/2023

L5 Automation Inc
187 followers
1mo •

We have officially kicked off our public WeFunder Campaign!
https://lnkd.in/g8_c97Zs

...see more


Robotic Automation to Enable a World of Plenty

Invest in L5 Automation: Enabling the Next Generation of Robotic Automation

wefunder.com • 9 min read

You and 3 others

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Daniel Schneider • 1st
Software Engineering Director
17h •

Investing in startups has typically been limited to accredited investors. Thanks to a change in the laws and platforms like WeFunder, L5 is able to offer everyone a chance to invest in our startup as we strive to change what is possible with automation! Learn more about our community funding round and how you can participate at WeFunder.

I'm personally very excited about what we're doing and see great potential for our technology. However, startups are risky and L5 is no different. Please see the Investor FAQs at WeFunder (especially the Risks section) before committing to an investment.

L5 Automation Inc
187 followers
1mo •

We have officially kicked off our public WeFunder Campaign!
https://lnkd.in/g8_c97Zs

...see more



Robotic Automation to Enable a World of Plenty

Invest in L5 Automation: Enabling the Next Generation of Robotic Automation
wefunder.com • 9 min read

Lingan Nguyen and 6 others

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Alexander Gutierrez (He/Him) • You

Founder and CEO

1mo •

We have spent the last 3.5 years building an amazing company and team, L5 Automation. We are working to create a world of plenty, through the creation of software to allow robots to solve the 'hand-eye' coordination problem... starting with Strawberry Harvesting. If you are reading this message, I would in particular love you to join in with us as we work to create that world of plenty together. It is important to me that when we win, all those around us win too.

Please consider joining us via our WeFunder Campaign: https://lnkd.in/dnaxEYtc (At least watch the video). You can pre-register *now*, with it going 'public' Monday.


Robotic Automation to Enable a World of Plenty

Invest in L5 Automation: Enabling the Next Generation of Robotic Automation

wefunder.com • 9 min read

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Alex Gutierrez
October 30 at 9:10 AM ·

We have officially kicked off our public WeFunder Campaign!
https://wefunder.com/l5.automation

Please consider investing/joining us on our journey... together we can work to build a better world, substantially increasing the productivity of humanity worldwide.



Robotic Automation to Enable a World of Plenty

WEFUNDER.COM

Invest in L5 Automation: Enabling the Next Generation of Robotic Automation

Invest as little as $100 in startups and small businesses. Wefunder is the largest Regulation Cro...

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Alex Gutierrez

From: Alex Gutierrez <alex.gutierrez@gmail.com>
Sent: Sunday, October 29, 2023 8:26 PM
To: Alex Gutierrez
Subject: Join me and L5 as we launch our Community Round!

Dear Friends, Family, and Colleagues,

This is Alex Gutierrez, You would remember me from our time growing up in Los Angeles, going to school at Carnegie Mellon (Where we likely built buggies, robots or raced in the Grand Challenge together), CSIRO, UBS, starting the company Astrobotic Technology (which is now scheduled to launch December 24th to the Moon), from over 9 years at Lockheed Martin where we were colleagues building incredible, complex systems together, or through one of the many communities I have joined over the years. I realize for some of you, it has been years, if not decades.

I am contacting you today to introduce you to L5 Automation. A company we have been building over the last 3.5 years to develop software to enable 'hand eye' coordination for robots. With a first application market of Strawberry Harvesting.

I am happy to share with you that L5 Automation launched its public part of its crowdfund campaign, through WeFunder, for the raise of up to $500K. In connection with the crowdfund offering, L5 Automation will issue SAFE Notes (under section 4(a)(6) of the Securities Act of 1933, as amended). On this platform the minimum to invest in the company is as low as $100.

For additional information about the company, the offering, its terms, the WeFunder platform, and the way to participate in the offering see https://wefunder.com/l5.automation.

If you want to share this information with others, please include the following language. For compliance reasons, please do not include additional information about the company or the offering:

> *I'd like to share with you that L5 Automation, a robotic automation company focused on agriculture (currently, picking of strawberries), has launched its crowdfund campaign, through WeFunder, for the raise of up to $500k. In connection with the crowdfund offering, L5 Automation will issue SAFE Notes (under section 4(a)(6) of the Securities Act of 1933, as amended).*
>
> ***For additional information about the company, the offering, its terms, the WeFunder's platform, and the way to participate in the offering see https://wefunder.com/l5.automation.***

This WeFunder Campaign launches 9AM PST Monday, with pre-registration immediately available. Together, we can work to build a better world, substantially increasing the productivity of humanity worldwide.

Thank you sincerely in advance,

-Alex Gutierrez
Founder and CEO
L5 Automation Inc

Alexander from L5 Automation Inc

Investor Quick update: Public Phase Delayed

Hi All!

Excited to be presenting at Matchup Today, should be very exciting (I'll give updates this weekend).

One note: Based on some thinking/feedback, we are going to push back the 'public' phase of the WeFunder. What I would like to do is get to at least $50k of investment *PRIOR* to going live. This will make sure we have ton of momentum going into the activity.

As a reminder the link is: https://wefunder.com/l5.automation

Look to hear from me on multiple channels, and possibly directly over the next few days to week.

Talk to you all soon,

-Alex

Alexander from L5 Automation Inc

L5 Investor Update: WeFunder Private Launch!

All,

I am thrilled to share we are officially launching our WeFunder Campaign *this Thursday, September 28th at 9AM EST*. As part of this launch, WE NEED YOUR HELP!

We have constructed the following WeFunder Campaign:
https://wefunder.com/l5.automation

With the following highlight Video:


L5 AUTOMATION - WeFunder Campaign

Here is what I need from each of you:

1. Please review and give us any feedback before our official launch (I have a bad habit of occasionally getting typos)
2. Please consider investing *any* amount. The milestones where we get additional WeFunder support are at $50k, $100k, $250k, $500k, and $1M. At each tier they will publicize our campaign even more widely to their investor lists.
3. Please plan to share this on your Social Media and friend groups privately starting tomorrow at 9AM. Our plan is for new investors to be using a $15M post-money SAFE... but anyone that comes in through the end of this weekend (or $500k raised, whichever is later) will get

the same $12.5M post-money SAFE that we currently have been raising at. If you have had friends, you wanted to have join... this is the perfect time.

Thank you all for your continued support, and I look forward as we continue to change productivity worldwide. I'll be sending this out to our 'semi-public' distribution list tomorrow starting at 9AM. So please try to take action before then if at all possible.

Just reminder, crowd funding campaigns are all about momentum. Your direct immediate help makes a huge difference in getting the momentum off the ground!

Thank you again,

Alex Gutierrez
CEO and Founder
L5 Automation Inc

WeFunder Campaign



We are excited to announce we are planning to launch a WeFunder campaign starting September 28th! While this isn't intended to be our primary way of getting capital, we want to give broad access to our Startup. This is in line with making sure we are doing our part to keep wealth distributed rather than concentrated. To make this happen, WE WILL NEED YOUR HELP!

We plan to send a pre-launch link to all those in this newsletter within the next two weeks. In it, you will see our WeFunder page, and have an opportunity to pre-register to invest. We are looking to you to help us gather momentum to make as much impact as possible. We look forward to having you join our campaign and help us make history!

WeFunder Campaign

We have continued to get commitments over the last month for our campaign, but we NEED your help! In particular, we need to get to $50k before they advertise us widely and/or allow us to do a withdrawl. If you have not considered putting in some amount to the WeFunder campaign, please consider doing so now.

That's it for now, we will continue to give updates as warranted. See you all soon!

Alex

Alexander from L5 Automation Inc

L5 Investor: Exactly how to help

All,

Got feedback from a few of you already, thank you!

A request I havr gotten was: What exactly should I do? Here is rhe cheat sheet version:

1. Please commit to the current campaign, you can do so *now* by pre-registering support. Link to campaign again is here: https://wefunder.com/l5.automation. Any amount helps, we ideally need to get to at least $50k before launch (but ideally much more). If you are reading this email, we would love your support =).
2. Plan on spamming your social media groups, here is sample text you can say:

"Check out L5 Automation, a company I have been supporting that is going to change the workd through enabling automation in unstructured environments, starting with Strawberry Harvesting. Would love for you to help support them too through their WeFunder campaign, here is the link: https://wefunder.com/l5.automation." Optionally you can include a blurb on how you know me/why you chose to support me in the first place =).

Please do try to get at least 2 other folks to join as well.

3. Finally, if you catch any errors/have feedback, feel free to reach out so we can hopefully resolve the issues.

Thank you all!

-Alex

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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